

Mail Stop 4561

May 1, 2008

Desmond Ross
President and Chief Executive Officer
Quantum Ventures, Inc.
16 Midlake Boulevard
Calgary, Alberta T2X 2X7

**Re:     Quantum Ventures, Inc.**
**Information Statement on Schedule 14C**
**Filed on April 22, 2008**
**File No. 0-52686**

Dear Mr. Ross:

We have limited our review of the above-referenced filing to the matter identified below and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

1.  Your beneficial ownership table indicates that persons owning an aggregate of 51.1% of your outstanding shares have consented to the corporate action described in the information statement. We note that of this amount, only 40.1% is owned by management, namely Desmond Ross, and that the other 11% is owned by persons none of whom are officers, directors or 5% beneficial owners. Please tell us the sequence of events through which you obtained the requisite majority consents for changing your corporate name. In your response letter, explain the relationship of each shareholder other than Mr. Ross to the company and the circumstances under which these shareholders indicated their intention to vote for the proposal. Please provide the analysis

supporting your conclusion that the consents were obtained without engaging in a
solicitation, as defined in Rule 14a-1(l) under the Securities Exchange Act of 1934.

* * * *

As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Please direct any questions you may have to Maryse Mills-Apenteng at 202-551-3457. If
you need further assistance, please contact the undersigned at 202-551-3503.

Sincerely,

David Orlic
Special Counsel

Desmond Ross
Quantum Ventures, Inc.
May 1, 2008
Page 3

cc:     <u>Via Facsimile</u>
        Joseph I. Emas, Attorney at Law
        1224 Washington Avenue
        Miami Beach, Florida 33139
        Telephone: (305) 531-1174
        Fax: (305) 531-1274